

Mail Stop 3561

December 21, 2015

Galina Hripcenco
President
Fellazo Corp.
Str. Malina-Mica, nr 68/11-419
Chisinau, Republic of Moldova, 2025

> **Re: Fellazo Corp.**
> **Registration Statement on Form S-1**
> **Filed November 27, 2015**
> **File No. 333-208237**

Dear Ms. Hripcenco:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Because our sole officer and director Galina Hripcenco has other interests…, page 7

1. Please briefly identify and discuss the outside business activities of your sole officer, and the potential conflicts that exist as a result of these other commitments, if material.

Use of Proceeds, page 11

2. Please revise to clarify in the table here and throughout the prospectus that the $20,000, $40,000, $60,000 or $80,000 represents gross "proceeds" from the offering and not gross "income."

Finance, page 16

3. We note your disclosure that "[i]f [you] manage to sell more than indicated number of shares" you will use the "extra amount" for marketing and supplies. Since this offering is for a maximum of 8 million shares at $0.01 per share, please remove the implication that you are able to raise more than $80,000 by selling additional shares in this offering.

Directors, Executive Officers, Promoter and Control Persons, page 22

4. Please revise to disclose Ms. Hripcenco's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K.

5. Please provide support for your statement that Ms. Hripcenco's employment with her last company gave her "complete understanding" of the process and experience in this area of operation.

Independent Auditors' Report, page F-1

6. In the fourth paragraph of the opinion, your auditor states that the audits were conducted "in accordance with the auditing standards generally accepted in the United States of America." Audits of issuers are required to be conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), which covers more than solely "auditing" standards. Please amend your filing to have your auditor revise their opinion accordingly. Refer to PCAOB Auditing Standard No. 1 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure


cc:     Andrew J. Befumo, Esq.
        Befumo & Schaeffer, PLLC